File No. 70-



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549
               __________________________________

                            FORM U-1

                     APPLICATION-DECLARATION
                              UNDER
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               __________________________________

                 Louisiana Power & Light Company
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

           (Name of company filing this statement and
             address of principal executive offices)
                _________________________________

                       Entergy Corporation

         (Name of top registered holding company parent
                 of each applicant or declarant)
                ________________________________

                      William J. Regan, Jr.
                  Vice President and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                ________________________________



     The Commission is also requested to send copies of any communications in connection with this matter to:

Laurence M. Hamric, Esq.          John T. Hood, Esq.
Entergy Services, Inc.            Reid & Priest LLP
639 Loyola Avenue                 40 West 57th Street
New Orleans, Louisiana 70113      New York, New York 10019

Item 1.  Description of Proposed Transactions.

            Louisiana Power & Light Company ("Company"), a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Holding Company Act"), proposes to cause First National Bank of Commerce, as owner trustee of the three separate trusts described below ("Owner Trustee"), to issue not in excess of $326,000,000 in the aggregate of secured lease obligation bonds in one or more separate series ("Refunding Bonds") through December 31, 1997. The Refunding Bonds will be issued under the three Indentures of Mortgage and Deeds of Trust, dated as of September 1, 1989, as heretofore and hereafter amended and supplemented, among the Owner Trustee, the Company and the corporate and individual trustees named therein, or a comparable instrument or instruments (each an "Indenture" and collectively, "Indentures"), in order to refund the secured lease obligation bonds issued in 1989, as described below ("Original Bonds").

           Each series of Refunding Bonds will have such interest rate, maturity date, redemption and sinking fund provisions, be secured by such means, be sold in such manner and at such price and have such other terms and conditions as shall be determined through negotiation at the time of sale or when the agreement to sell is entered into, as the case may be. No series of Refunding Bonds will be issued at rates in excess of those rates generally obtainable at the time of pricing for sales of bonds having the same or reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features. Each series of Refunding Bonds will mature not later than July 2, 2017.

           On September 28, 1989, the Company sold to and leased back from three separate trusts acting as lessors ("Lessors"), for the benefit of an owner participant (the "Owner Participant"), on a long-term net lease basis pursuant to three separate facility leases ("Leases"), an approximate 9.3% aggregate ownership interest ("Undivided Interests") in Unit No. 3 (nuclear) of the Waterford Steam Electric Generating Station ("Waterford 3") in three substantially identical, but entirely separate, transactions. The Owner Trustee acts as the trustee for each of these trusts. The Company now has an approximate 90.7% undivided ownership interest and an approximate 9.3% leasehold interest in Waterford 3.

          The aggregate purchase price of the Undivided Interests was $353,600,000, of which approximately $43,603,000 was provided by the equity contributions of the Owner Participant in each of the three Lessor trusts and approximately $309,997,000 was provided by the issuance of the Original Bonds by the Owner Trustee in an underwritten public offering. The Original Bonds consist of three separate series of secured lease obligation bonds bearing interest at an annual rate of 10.30% and maturing on January 2, 2005 issued in a combined aggregate principal amount of $140,452,000 ("2005 Bonds"), and three separate series of secured lease obligation bonds bearing interest at an annual rate of 10.67% and maturing on January 2, 2017 issued in a combined aggregate principal amount of $169,545,000 ("2017 Bonds"). Reference is made to File No. 70-7653 and Commission orders dated September 26, 1989 and September 27, 1989 (Release No. 35-24956 and 35-24958) for further information concerning these prior transactions.

          The 2005 Bonds were first optionally redeemable on July 2, 1994 and are currently redeemable at 104.120% of their principal amount. The 2017 Bonds were first optionally redeemable on July 2, 1994 and are currently redeemable at 107.469% of their principal amount.

          The Refunding Bonds will be structured and issued under the documents and pursuant to the procedures applicable to the issuance of the Original Bonds, or comparable documents having similar terms and provisions. Reference is made to File No. 70-7653 for a description of the terms, provisions and issuance procedures relating to the Original Bonds.

           The proceeds from the sale of the Refunding Bonds, together with any funds provided by the Company and/or the Owner Participant, will be applied to the cost of redeeming the Original Bonds and, in addition, may be applied to pay a portion of the transaction expenses incurred in issuing the Refunding Bonds and a portion of the premium on the Original Bonds.

           The Company is unconditionally obligated to make payments under the Leases in amounts that will provide for scheduled payments, when due, of the principal of and interest on the Refunding Bonds. Upon refunding of the Original Bonds, amounts payable by the Company under the Leases will be adjusted pursuant to the terms of supplements to the Leases, which supplements will be entered into at that time. In the event that the Owner Participant elects to provide an additional equity investment to pay a portion of the transaction costs incurred in issuing the Refunding Bonds or a portion of the premium on the Original Bonds, the adjustment of the amounts payable by the Company under the Leases will reflect such additional equity investment.

           The Refunding Bonds will not be direct obligations of, or guaranteed by, the Company. However, under certain circumstances the Company may assume all, or a portion of, the obligations of the issuer of the Refunding Bonds. Each Refunding Bond will be secured by, among other things, (a) a lien on and security interest in the Undivided Interest of the Lessor issuing such Refunding Bond and (b) certain other amounts payable by the Company thereunder.

            The Refunding Bonds are to be issued in fully registered form without coupons. Interest on the Refunding Bonds of each series will be payable January 2 and July 2 of each year, commencing with the interest payment date next following the initial issuance of the Refunding Bonds. The Refunding Bonds may be redeemed if any Lease is to be terminated prior to the end of the basic lease term provided for therein.

           Upon the occurrence of certain Events of Default under an Indenture ("Indenture Events of Default"), the trustee thereunder may declare the Refunding Bonds to be immediately due and payable. However, no such declaration can be made in the case of any Indenture Event of Default that results from a failure by the Company to make a payment of rent under the related Lease until such time as the Lessor under such Lease has been given the opportunity to exercise its rights, if any, and cure such Indenture Event of Default.

           The Refunding Bonds may also include provisions for redemption, in whole or in part, prior to maturity at the option of the Owner Trustee and may include various restrictions on optional redemption for a specified number of years or for the life of the issue. In addition, the Refunding Bonds may include provisions for the mandatory retirement of all or varying amounts of each series prior to maturity.

           Refunding Bonds of any series, or any portion of the principal amount thereof, will, on or prior to the maturity thereof, be deemed to have been paid for purposes of the Indenture, and the entire indebtedness of the Owner Trustee in respect thereof will be deemed to have been satisfied and discharged, if there shall have been irrevocably deposited with the trustee under the Indenture, in trust, money, and/or certain government securities the principal of and interest on which when due will provide money, in an amount which will be sufficient to pay when due the principal of and premium, if any, and interest due and to become due on such Refunding Bonds or portions thereof on and prior to the stated maturity or redemption date thereof.

          As an alternative to sale of the Refunding Bonds by the Owner Trustee, the Company may arrange for formation of a funding corporation to sell the Refunding Bonds. If this structure were used, the proceeds of the sale of the Refunding Bonds would be loaned by the funding corporation to the Lessors, which would issue notes ("Lessor Notes") to the funding corporation to evidence the loans and secure the Refunding Bonds, and the Lessors would apply the proceeds of the loans to repay the Original Bonds. The terms of the Lessor Notes and the indentures under which they would be issued would reflect the redemption and other terms of the Refunding Bonds. The Company's rental payments would be used to pay principal of and interest on the Lessor Notes, which amounts would, in turn, be used to provide payments on Refunding Bonds when due. The Refunding Bonds would be secured by the Lessor Notes, which would be secured by a lien on and security interest in the Undivided Interests and by certain rights under the Leases, as described above.

           As an alternative to utilizing Refunding Bonds issued by the Owner Trustee or a funding corporation, the Company may choose to utilize a trust structure in which the Lessors would issue Lessor Notes to one or more passthrough trusts and the trusts would issue certificates evidencing ownership interests in the trusts. If such a structure is utilized, the debt terms of the Refunding Bonds described herein would generally be comparable to the terms of the Lessor Notes and the indentures under which they would be issued.

          For further information with respect to the transaction
documents  related  to  the  issuance  of  the  Refunding   Bonds
described herein, reference is made to Exhibits A-1 to A-3 and B-
1 to B-4.

          The Company may cause any series of the Refunding Bonds or trust certificates to be sold by competitive bidding or by negotiated underwritten public offering or by private placement with institutional investors.

            In connection with any private placement of unregistered Refunding Bonds, the Company may be required to enter into a registration rights agreement wherein the Company would agree to use its best efforts to either cause the Commission to declare effective a shelf registration statement covering resales of the Refunding Bonds or the exchange of such unregistered Refunding Bonds for other bonds ("Exchange Bonds") that would have been registered under the Securities Act of 1933. The Company anticipates that any such registration rights agreement would provide that failure to cause such a registration of the Refunding Bonds for resale or an exchange offer to be completed within a negotiated time period could result in an increase in the interest rate on the Refunding Bonds of the lower of 0.5% per annum or those incremental rate increases generally obtainable at the time of pricing for sales of bonds having the same or reasonably similarly maturities, issued by companies of the same or reasonably comparable credit-quality and having reasonably similar terms, conditions and features. In the event of such an increase in the interest rate, rent payable under the Lease would correspondingly increase by an amount equal to the increase in interest.

           Any Exchange Bonds would be substantially identical to the Refunding Bonds except that such Exchange Bonds would not contain a legend as to Securities Act and state law restrictions on transferability or the provisions providing for an increase in interest rate if an appropriate registration has not occurred. In view of the possibility that the Company may privately place the Refunding Bonds and enter into such a registration rights agreement, the Company also hereby seeks authorization to take such action as may be necessary or desirable in connection with the Owner Trustee's issuance of such Exchange Bonds.

           The Company shall not cause the Owner Trustee to sell the Refunding Bonds or the trust certificates to enter into refinancing transactions unless (a) the estimated present value savings derived from the net difference between interest payments on a new issue of comparable securities and those securities refunded is, on an after-tax basis, greater than the present value of all redemption and issuing costs, assuming an appropriate discount rate, determined on the basis of the then estimated after-tax cost of capital of Entergy and its subsidiaries on a consolidated basis, or (b) the Company shall have notified the Commission of the proposed refinancing transaction (including the terms thereof) by amendment hereto and obtained appropriate supplemental authorization from the Commission to consummate such transaction.

           Pursuant to the terms of the separate participation agreements entered into in 1989 in connection with the sale of the Undivided Interests, the Company issued three separate promissory notes to the Owner Participant in an aggregate principal amount equal to the higher of the maximum net casualty value and the maximum net special casualty value payable under the Leases during the basic lease term (approximately $208 million). Refinancing the Original Bonds through the means described in this proceeding could, in some circumstances, cause an increase in these values and therefore require an increase in the principal amount of the related promissory notes. Further, the Company was required to collateralize its obligations to the Owner Participant by delivering first mortgage bonds in a principal amount equal to that of the promissory notes (the issuance of which was approved by the Commission in Rel. No. 35-24956, September 26, 1989). To the extent that the refinancing described herein would necessitate the issuance of promissory notes and first mortgage bonds in a principal amount greater than that previously authorized, the Company also seeks authorization of such increases.

           The proceeds to be received from the issuance and sale of the Refunding Bonds will not be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 or 33, respectively, of the Holding Company Act. In addition, any savings derived from the refunding transaction will not be used to acquire or otherwise invest in an EWG or FUCO. Information with respect to the EWG investments of Entergy and its consolidated subsidiaries (the "Entergy System") will be supplied by amendment.

           The proposed transactions are also subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

          The Entergy System's "aggregate investment" in EWGs and FUCOs is approximately $197 million, representing approximately 9.7% of the Entergy System's consolidated retained earnings as of September 30, 1995. Furthermore, the Entergy System has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

Item 2.  Fees, Commissions and Expenses.

          The fees, commissions and expenses, other than those of underwriters, to be incurred in connection with the issuance and sale of the Refunding Bonds will be supplied by amendment.

           The fees, commissions and expenses of underwriters or placement agents expected to be incurred with respect to the Refunding Bonds will not exceed the lesser of 2% of the principal amount of the Refunding Bonds to be sold or those fees generally paid at the time of pricing for sales of securities having the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features.


Item 3.  Applicable Statutory Provisions.

          The Company believes that Sections 6(a) and 7 of the Holding Company Act and Rules 23 and 24 thereunder apply to the contingent obligation with respect to the Refunding Bonds and trust certificates.


Item 4.  Regulatory Approval.

           No   Federal  or  state  commission,  other  than  the
Commission, has jurisdiction over the transactions proposed in this Application-Declaration.


Item 5.  Procedure.

          The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by January 10, 1996, or as soon thereafter as practicable. The Company further requests that the Commission's order authorizing the transactions proposed in this proceeding be entered by February 5, 1996 or as soon thereafter as practicable.

          The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.


Item 6.  Exhibits and Financial Statements.

         (a)  Exhibits:

*A-1(a) Indenture of Mortgage and Deed of Trust No. 1, dated as of September 1, 1989, among the Owner Trustee, the Company, and Bankers Trust Company and Stanley Burg as trustees ("Indenture No. 1") (filed as Exhibit 4(a)-1 in Registration No. 33-30660).

*A-1(b) Indenture of Mortgage and Deed of Trust No. 2, dated as of September 1, 1989, among the Owner Trustee, the Company, and Bankers Trust Company of California, National Association, and Cecil D. Bobey as trustees ("Indenture No. 2") (filed as Exhibit 4(a)-2 in Registration No. 33-30660).

*A-1(c) Indenture of Mortgage and Deed of Trust No. 3, dated as of September 1, 1989, among the Owner Trustee, the Company, and Security Pacific National Trust Company (New York) and Kenneth T. McGraw as trustees ("Indenture No. 3") (filed as Exhibit 4(a)-3 in Registration No. 33-30660).

*A-2(a) Supplemental Indenture No. 1 to Indenture No. 1 (filed as Exhibit A-2(b)(1) to Rule 24 Certificate in File No.
          70-7653).

*A-2(b) Supplemental Indenture No. 1 to Indenture No. 2 (filed as Exhibit A-2(b)(2) to Rule 24 Certificate in File No.
          70-7653).

*A-2(c) Supplemental Indenture No. 1 to Indenture No. 3 (filed as Exhibit A-2(b)(3) to Rule 24 Certificate in File No.
          70-7653).

**A-3 Proposed form of Supplemental Indenture No. 2 to each of Indenture Nos. 1, 2 and 3.

**A-4     Proposed form of Registration Rights Agreement.

*B-1(a) Participation Agreement No. 1 among ESSL 2, Inc. as Owner Participant ("Owner Participant"), the Owner Trustee, the Company and Bankers Trust Company and Stanley Burg as Indenture trustees (filed as Exhibit 4(d)-1 in Registration No. 33-30660).

*B-1(b) Participation Agreement No. 2 among the Owner Participant, the Owner Trustee, the Company and Bankers Trust Company of California, National Association, and Cecil D. Bobey as Indenture trustees (filed as Exhibit 4(d)-2 in Registration No. 33-30660).

*B-1(c) Participation Agreement No. 3 among the Owner Participant, the Owner Trustee, the Company and Security Pacific National Trust Company (New York) and Kenneth T. McGraw as Indenture trustees (filed as
          Exhibit 4(d)-3 in Registration No. 33-30660).

*B-2(a)   Facility Lease No. 1 between the Owner Trustee and  the
          Company (filed as Exhibit 4(c)-1 in Registration No. 33-
          30660).

*B-2(b)   Facility Lease No. 2 between the Owner Trustee and  the
          Company (filed as Exhibit 4(c)-2 in Registration No. 33-
          30660).

*B-2(c)   Facility Lease No. 3 between the Owner Trustee and  the
          Company (filed as Exhibit 4(c)-3 in Registration No. 33-
          30660).

**B-3     Proposed  form of Lease Supplement No.  1  to  each  of
          Facility Lease Nos. 1, 2 and 3.

*B-4            Trust Agreements No. 1, 2 and 3 between the Owner
          Participant and the Owner Trustee (filed as Exhibit No.
          B-3(b) in File No. 70-7653).

**B-5     Proposed  form of Underwriting Agreement  or  Placement
          Agreement.

**C            Registration Statement on Form S-3 relating to the
          Refunding Bonds.

D              Not applicable.

E              Not applicable.

**F-1     Opinion  of  Laurence  M. Hamric,  General  Attorney  -
          Corporate and Securities of Entergy Services, Inc.

G            Financial Data Schedule.

H               Suggested form of notice of proposed transactions
          for publication in the Federal Register.

     (b) Financial Statements.

               Financial Statements of the Company and of Entergy and its subsidiaries consolidated, each as of September
          30, 1995.

                Notes to Financial Statements (included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995 of the Company and Entergy in File Nos. 1-8474 and 1-11299, respectively, and incorporated herein by reference).

                Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since September 30, 1995.


Item 7.  Information as to Environmental Effects.

          (a) As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission involve the refunding of indebtedness related to the sale and leaseback by the Company of a portion of its interest in Waterford 3 and certain related activities and, as such, do not involve a major Federal action having a significant impact on the human environment.

         (b)  Not applicable.



----------
*    Incorporated herein by reference.
**   To be filed by amendment.

                            SIGNATURE


          Pursuant  to  the  requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                              LOUISIANA POWER & LIGHT COMPANY



                              By:  /s/ William J. Regan, Jr.
                                   William J. Regan, Jr.
                                   Vice President and Treasurer



Dated: January 5, 1996